Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS
FIRST QUARTER 2014 RESULTS

MONTREAL, Quebec, Canada, May 8, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces its first quarter results for the period ended March 31, 2014. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Improved first quarter gold sales of 20,412 ounces, on target with 2014 production guidance of 70,000 – 80,000 ounces of gold;

  Strong year-over-year improvement: Revenues increased 26%, while average cash cost per ounce decreased by 19% at the Island Gold Mine and 22% at the Beaufor Mine;

  Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, on revenues of $29.5 million, versus Q1 2013 operating cash flows of ($6.8) million, or ($0.17) per share, on revenues of $23.4 million;

  Island Gold Deep ramp extended to a 610 metre vertical depth; Chip sampling results from 92 metres of development within upper portion of Deep C Zone averaged 12.73 g/t of gold over 2.92 metres (grade should be seen as indicative, as capping value needs to be confirmed); definition drilling confirms prior exploration data;

  Balance sheet: cash balance at March 31, 2014 of $13.5 million, working capital of $11.2 million, and long-term debt of $5.1 million;

  Bought deal common share financing completed in April 2014, generating gross proceeds of $11.67 million, cash balance at April 30, 2014 of approximately $23.5 million.

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “We are very pleased to see the Island Gold production and costs back on track after a difficult 2013. Teams at all of our operations continue to strive to reach our objectives and to make 2014 an operational success. The Island Gold Deep resource continues to come into its own as the long-life, low cost asset that we are expecting it to be. We recently drifted into the deposit on the 560 metre level and for the first time exposed the Deep C Zone over 92 metres and attained excellent grades and continuity. Ramp and level development will continue throughout the year and we expect to extract our first long-hole stope in the second half of the year, giving us further important geotechnical information ahead of converting resources to reserves at Island Gold Deep. Lastly, the recently announced bought deal financing gives us additional working capital flexibility to face a volatile and uncertain gold price environment while continuing to advance Island Gold Deep through internally generated cash flows.”

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

Mr. Carmel concluded: “The focus for the Corporation over the remaining three quarters of 2014 will be the continued advancement of Island Gold Deep and the phasing out of the high cost W Zone operation. In addition, mining will commence in the newly developed M Zone at our Beaufor Mine operation where grade expectations are good. We will continue to focus on maintaining a sound balance sheet and deploy our capital in a judicious fashion.”

Q1 2014 Results

Richmont generated revenues of $29.5 million during the first quarter of 2014. This compared to revenues of $23.4 million that were recorded in the comparable period of 2013, and represents a notable 26% year-over-year increase in spite of the lower gold price environment. Driving the year-over-year increase were higher gold ounce sales at the Island Gold Mine and the addition of production from the Monique Mine and the W Zone in the quarter, which were partially offset by the expected lower gold sales from the Beaufor Mine and the 12% decrease in the average price of gold sold in Canadian dollars year-over-year. In the first quarter of 2014 a total of 20,412 ounces of gold were sold at an average price of CAN$1,441 (US$1,306), versus gold sales of 14,261 ounces at an average price of CAN$1,636 (US$1,623) in the first quarter of 2013.

Richmont generated a net loss of ($1.9) million, or ($0.05) per share, in the first quarter of 2014, versus a net loss of ($2.2) million, or ($0.06) per share, in the comparable period of 2013. The year-over-year improvement was driven primarily by improved grades and solid operational performances at both the Island Gold and Beaufor mines during the quarter. Offsetting this were a 12% reduction in the average realized gold sales price combined with high costs at the Monique Mine and W Zone operation.

Cost of sales totaled $28.6 million in the first quarter of 2014, an increase of 37% from $21.0 million in the year-ago period, primarily reflecting the 53% increase in processed tonnage year-over-year. The average total cash cost per ounce decreased by 10% year-over-year, driven by strong realized improvements at both the Island Gold and Beaufor mines, which saw respective 19% and 22% decreases in their average cash cost per ounce year-over-year in Canadian dollars. Specifically, the Corporation’s average cash cost per ounce of gold sold totaled CAN$1,169 (US$1,060) in the first quarter of 2014 versus CAN$1,305 (US$1,294) in the year-ago period, driven primarily by the notably improved grades at both the Island Gold Mine and the Beaufor Mine.

The Corporation spent $0.7 million on exploration and project evaluation efforts in the first quarter of 2014, versus $2.7 million in the year-ago period. In addition to highlighting lower year-over-year exploration costs at Island Gold as efforts were focused on the development of the deep resource base, the decrease also reflects lower exploration and project evaluation costs incurred at the Beaufor Mine and at the Wasamac property in the current period. The Corporation incurred a $0.2 million expense in the current quarter related to an adjustment on previous year exploration tax credits, versus a credit of $0.3 million in the comparable period of last year.

Financial Position

At March 31, 2014, cash and cash equivalents were $13.5 million, compared with $17.6 million at December 31, 2013. At March 31, 2014, Richmont Mines had working capital of $11.2 million, minimal long-term debt of $5.1 million, and 39.6 million shares outstanding.

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

Operational Highlights

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	59,011	60,194
Head grade (g/t)	5.63	4.90
Gold recovery (%)	96.10	95.52
Recovered grade (g/t)	5.41	4.68
Ounces sold	10,259	9,060
Cash cost per ounce (US$)	849	1,154

The Island Gold Mine had a solid first quarter of 2014, during which a total of 59,011 tonnes were processed at an average grade of 5.63 g/t. This represented a 14% improvement over the fourth quarter 2013 processed grade of 4.96 g/t, as mining was migrated to higher grade areas of the mine, and was similarly a 15% increase over the 4.90 g/t average processed grade realized in the first three months of 2013. The higher grade coupled with an improved gold recovery rate translated into a notable year-over-year decrease in cash cost per ounce to CAN$937 (US$849) per ounce in the first quarter of 2014, from CAN$1,163 (US$1,154) in the prior year. First quarter 2014 gold sales increased 13% year-over-year to 10,259 ounces at an average price of CAN$1,447 (US$1,312) per ounce, versus gold sales of 9,060 ounces at an average price of CAN$1,639 (US$1,626) per ounce in the comparable period of 2013.

Richmont continues to forecast 2014 annual production of approximately 35,000 to 40,000 ounces of gold at the Island Gold Mine.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	22,504	37,069
Head grade (g/t)	6.06	4.48
Gold recovery (%)	98.17	97.33
Recovered grade (g/t)	5.95	4.36
Ounces sold	4,302	5,201
Cash cost of production per ounce (US$)	1,102	1,539

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

The first quarter operational performance of the Beaufor Mine was in line with the Corporation’s expectations. A total of 22,504 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.06 g/t during the first three months of 2014, versus processed tonnage of 37,069 tonnes at an average grade of 4.48 g/t in the comparable period of 2013. While tonnage was down year-over-year as a result of a more selective mining approach that focused on higher grade stopes, the implementation of this approach successfully increased the average processed grade to 6.06 g/t, which translated into notable grade improvements of 35% year-over-year and 18% over results in the fourth quarter of 2013. Most significantly, the Corporation’s focused mining approach had a favorable impact on cash costs at this mine, which decreased 22% to CAN$1,215 (US$1,102) in the first quarter from CAN$1,552 (US$1,539) in the year-ago period, and similarly improved 19% over the 2013 fourth quarter level of CAN$1,494 (US$1,423). Gold sales totaled 4,302 ounces in the first quarter of 2014 at an average realized price of CAN$1,465 (US$1,328) per ounce, compared to gold sales of 5,201 ounces at an average realized price of CAN$1,631 (US$1,618) per ounce in the year-ago period.

The 2014 production forecast for the Beaufor Mine remains 18,000 to 20,000 ounces of gold.

Monique Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	52,053	-
Head grade (g/t)	2.64	-
Gold recovery (%)	96.04	-
Recovered grade (g/t)	2.54	-
Ounces sold	4,251	-
Cash cost of production per ounce (US$)	1,262	-

A total of 52,053 tonnes of ore were processed from the Monique Mine during the first quarter of the year. The processed ore had an average grade of 2.64 g/t, and generated gold sales of 4,251 ounces at an average price of CAN$1,407 (US$1,275) per ounce. Cash costs at Monique were CAN$1,392 (US$1,262), higher than expected, as more waste was stripped and less ore mined than was planned. Water treatment issues also resulted in delays in the pit sequencing that translated into lower levels of processed tonnage during the quarter. The Corporation has addressed these issues, and expects cash costs to decrease for the remaining three quarters of 2014.

As previously noted by the Corporation, the contractor is expected to finish mining the Monique open-pit by the end of 2014, and Richmont will continue to batch process the stockpiled ore at the Corporation’s Camflo Mill through the first half of 2015.

Richmont continues to expect annual production of 13,000 to 16,000 ounces of gold from Monique in 2014.

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

W Zone Mine

	Three months ended
	March 31,	March 31,
	2014	2013

Tonnes	15,468	-
Head grade (g/t)	3.33	-
Gold recovery (%)	96.58	-
Recovered grade (g/t)	3.22	-
Ounces sold	1,600	-
Cash cost of production per ounce (US$)	1,764	-

A total of 15,468 tonnes of ore were processed from the W Zone Mine during the first three months of 2014 at an average grade of 3.33 g/t. This resulted in gold sales of 1,600 ounces at an average price of CAN$1,420 (US$1,287) per ounce during the three-month period. The low tonnage and grade generated at the W Zone during the quarter translated into a high cash cost per ounce of CAN$1,946 (US$1,764), and is the result of an orebody that is more geologically complex than previously thought. The results reinforce the Corporation’s previously announced decision to suspend operations in the second quarter of 2014 following the production of approximately 4,000 ounces of gold from the already developed part of the ore body.

Camflo Mill

The Camflo Mill processed a total of 90,948 tonnes during the first quarter of 2014, compared to 37,335 tonnes in the comparable period of 2013. While the amount of processed tonnage from the Beaufor Mine declined year-over-year, the addition of ore from the Monique Mine and the W Zone resulted in the significant increase in the mill’s capacity utilization in the current quarter.

Recent News

Island Gold Mine Development Update

In late January 2014, Richmont announced important developments at the Island Gold Deep deposit, and filed an updated National Instrument 43-101 technical report on SEDAR (www.sedar.com) on March 31, 2014. Indicated resources were estimated at 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold and Inferred resources were estimated at 3.2 million tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. This upgraded and expanded resource base was a notable increase over the previously reported Inferred resource estimate of 2.3 million tonnes grading 10.53 g/t Au for 771,000 ounces of gold established in October 2013, further highlighting the potential to become an important high-grade and long life contributor to the Corporation’s Island Gold Mine. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Corporation continues to advance the development of the Deep zones via ramp development, definition drilling and continued exploration efforts. Please see the January 28, 2014 press release for additional details.

The development of Island Gold Deep continued to proceed in the first three months of 2014. Specifically, 164 linear metres of ramp development were completed during the period, which resulted in the ramp being extended to a vertical depth of 610 metres at March 31, 2014, in line with the Corporation’s schedule. In addition, the Corporation completed 1,076 metres of additional development, including lateral drifting and ramp extension toward near-term targeted mining areas within the mine infrastructure.

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

In April 2014, the Corporation announced that ongoing development work had provided access to the upper portion of the Island Gold Deep resource with approximately 130 metres of lateral drift development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres. Within this development, approximately 92 metres was well mineralized and consistent with the established resource. Chip samples taken from the advancing development faces on this level averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. It was noted that this grade value should be seen as indicative, as further studies are required to verify the capping value used (75 g/t). In addition, approximately 5,000 metres of definition drilling completed within the deep resource obtained some notable results, including 36.40 g/t Au over 4.46 metres and 33.14 g/t Au over 5.05 metres in the C Zone, and 19.82 g/t Au over 2.09 metres in the B Zone, thus providing additional support for the long-term potential of the Island Gold Mine at depth. Richmont similarly highlighted new exploration drill results. Please see the April 24, 2014 press release for additional details.

Bought-Deal Financing of Common Shares Completed

On April 3, 2014 Richmont announced that it had entered into a bought-deal financing agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters that included BMO Capital Markets, CIBC World Markets and Desjardins Securities (the “Offering”). The Corporation subsequently announced that it had closed the Offering on April 23, 2014, and that it had issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11,672,500. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes.

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor, Monique and W Zone mines in Quebec. The Corporation is also advancing the Island Gold Deep resource located directly beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

EXPLORATION AND PROJECT EVALUATION
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

Exploration costs – Mines
Island Gold	132	1,463
Beaufor	250	597
Monique	2	161

	384	2,221

Exploration costs – Other properties
Wasamac	38	474
Other	6	78
Project evaluation	117	148

Exploration and project evaluation before depreciation and exploration tax credits	545	2,921

Depreciation	23	76
Exploration tax adjustments (credits)	155	(311)

	723	2,686

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

FINANCIAL DATA

	Three months ended
	March 31,	March 31,
CAN$	2014	2013
	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues	29,468	23,398
Net loss	(1,903)	(2,240)
Cash flows from (used in) operating activities	2,379	(6,775)

Results per share ($)
Basic net loss	(0.05)	(0.06)
Diluted net loss	(0.05)	(0.06)
Cash flows from (used in) operating activities	0.06	(0.17)

Basic weighted average number of common shares outstanding (thousands)	39,596	39,586
Diluted weighted average number of common shares outstanding (thousands)	39,718	39,607

Average selling price of gold per ounce	1,441	1,636
Average selling price of gold per ounce (US$)	1,306	1,623

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	121,272	123,328
Working capital	11,235	13,952
Long-term debt	5,098	5,196

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

SALES AND PRODUCTION DATA

Three-month period ended March 31
	Year	Ounces of gold		Cash cost (per ounce sold)
		Sales	Production	US$	CAN$
Island Gold Mine	2014 2013	10,259 9,060	10,299 8,604	849 1,154	937 1,163
Beaufor Mine	2014 2013	4,302 5,201	4,401 5,212	1,102 1,539	1,215 1,552
W Zone Mine	2014 2013	1,600 -	1,707 -	1,764 -	1,946 -
Monique Mine	2014 2013	4,251 -	2,673 -	1,262 -	1,392 -
Total	2014 2013	20,412 14,261	19,080 13,816	1,060 1,294	1,169 1,305

Note: Average exchange rate used for Q1 2014: US$1 = CAN$1.1033
Average exchange rate used for Q1 2013: US$1 = CAN$1.0083

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

CONSOLIDATED INCOME STATEMENT
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

CONTINUING OPERATIONS
Revenues	29,468	23,398
Cost of sales	28,649	20,950

GROSS PROFIT	819	2,448

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	723	2,686
Administration	1,731	2,122
Loss (gain) on disposal of long-term assets	(12)	34
Other revenues	(9)	(4)

	2,433	4,838

OPERATING LOSS	(1,614)	(2,390)

Financial expenses	27	26
Financial revenues	(82)	(218)

LOSS BEFORE MINING AND INCOME TAXES	(1,559)	(2,198)

MINING AND INCOME TAXES	344	42

NET LOSS FOR THE PERIOD	(1,903)	(2,240)

NET LOSS PER SHARE
Basic and diluted	(0.05)	(0.06)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	39,586

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,718	39,607

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	March 31,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	13,501	17,551
Receivables	2,744	3,008
Income and mining tax assets	925	925
Exploration tax credits receivable	5,603	5,670
Inventories	10,172	9,075

	32,945	36,229

RESTRICTED DEPOSITS	3,895	3,421

PROPERTY, PLANT AND EQUIPMENT	84,432	83,678

TOTAL ASSETS	121,272	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,140	19,897
Income and mining taxes payable	1,469	1,225
Current portion of long-term debt	771	825
Current portion of asset retirement obligations	330	330

	21,710	22,277

LONG-TERM DEBT	5,098	5,196

ASSET RETIREMENT OBLIGATIONS	7,630	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,055	1,899

TOTAL LIABILITIES	36,493	36,975

EQUITY
Share capital	132,202	132,202
Contributed surplus	11,582	11,253
Deficit	(59,005)	(57,102)

TOTAL EQUITY	84,779	86,353

TOTAL LIABILITIES AND EQUITY	121,272	123,328

RICHMONT MINES REPORTS FIRST QUARTER 2014 RESULTS
May 8, 2014

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2014	2013
	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,903)	(2,240)
Adjustments for:
Depreciation and depletion	4,834	2,468
Taxes received (paid)	55	(1,500)
Interest revenues	(63)	(153)
Interest and accretion expenses on long-term debt	44	7
Share-based compensation	414	622
Accretion expense – asset retirement obligations	27	19
Loss (gain) on disposal of long-term assets	(12)	32
Mining and income taxes	344	42

	3,740	(703)

Net change in non-cash working capital items	(1,361)	(6,072)

Cash flows from (used in) operating activities	2,379	(6,775)

INVESTING ACTIVITIES
Restricted deposits	(474)	-
Interest received	82	161
Property, plant and equipment – Island Gold Mine	(1,670)	(3,112)
Property, plant and equipment – Island Gold Deep Project	(2,825)	(1,523)
Property, plant and equipment – Beaufor Mine	(602)	(208)
Property, plant and equipment – W Zone Mine	(233)	(1,881)
Property, plant and equipment – Monique Mine	(21)	(2,222)
Property, plant and equipment – Other	(569)	(398)
Disposition of property, plant and equipment	177	88

Cash flows used in investing activities	(6,135)	(9,095)

FINANCING ACTIVITIES
Issue of common shares	-	62
Interest paid	(44)	(7)
Payment of finance leases obligations	(250)	(228)

Cash flows used in financing activities	(294)	(173)

Net change in cash and cash equivalents	(4,050)	(16,043)

Cash and cash equivalents, beginning of period	17,551	59,810

Cash and cash equivalents, end of period	13,501	43,767